Mail Stop 4561

September 11, 2008

VIA U.S. MAIL

Mr. Jonathan Z. Cohen
Chief Executive Officer and President
Resource Capital Corp.
712 5th Avenue, 10th Floor
New York, NY 10019

> **Re:**   **Resource Capital Corp.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 17, 2008**
> **File No. 001-32733**

Dear Mr. Cohen:

      We have completed our review of your Form 10-K and do not, at this time, have any further comments.

      Sincerely,

      Daniel L. Gordon
      Branch Chief